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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

Magna Entertainment Corp.
(Name of Issuer)
Class A Subordinate Voting Stock
(Title of Class of Securities)
55304X 20 3
(CUSIP Number)
Richard J. Crofts
Executive Vice President, Corporate Development,
General Counsel and Secretary
MI Development Inc.
445 Magna Drive
Aurora, Ontario L4G 79A
(905) 726-7192
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Kenneth G. Alberstadt
Akerman Senterfitt LLP
335 Madison Avenue, Suite 2600
New York, NY 10017
(212) 880-3817
November 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	559211 10 7	Page	2	of	13 Pages

1	NAMES OF REPORTING PERSONS: STRONACH TRUST

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ONTARIO, CANADA

	7	SOLE VOTING POWER:

NUMBER OF		62,828,384

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		62,828,384

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	62,828,384

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	58.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	559211 10 7	Page	3	of	13 Pages

1	NAMES OF REPORTING PERSONS: 445327 ONTARIO LIMITED

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ONTARIO, CANADA

	7	SOLE VOTING POWER:

NUMBER OF		62,828,384

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		62,828,384

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	62,828,384

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	58.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	559211 10 7	Page	4	of	13 Pages

1	NAMES OF REPORTING PERSONS: BERGENIE ANSTALT

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ONTARIO, CANADA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,682,515

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,682,515

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,682,515

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	559211 10 7	Page	5	of	13 Pages

1	NAMES OF REPORTING PERSONS: FAIR ENTERPRISE LIMITED

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	JERSEY, CHANNEL ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		3,682,515

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,682,515

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,682,515

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	559211 10 7	Page	6	of	13 Pages

1	NAMES OF REPORTING PERSONS: MI DEVELOPMENTS INC.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ONTARIO, CANADA

	7	SOLE VOTING POWER:

NUMBER OF		62,846,732

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		62,846,732

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	62,846,732

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	58.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	559211 10 7	Page	7	of	13 Pages

1	NAMES OF REPORTING PERSONS: FRANK STRONACH

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	AUSTRIA

	7	SOLE VOTING POWER:

NUMBER OF		64,053,289

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,682,515

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		64,053,289

WITH	10	SHARED DISPOSITIVE POWER:

		3,682,515

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	67,735,804

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	62.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 559211 10 7	SCHEDULE 13D/A	Page 8 of 13 Pages
Item 1. Security and Issuer.
This Amendment No. 6 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”), filed by Frank Stronach, the Stronach Trust, 445327 Ontario Limited (“445327”), Bergenie Anstalt (“Bergenie”), MI Developments Inc. (“MID”) and 1346457 Ontario Inc. on September 20, 2003, as previously amended (to among other things, add Fair Enterprise Limited (“Fair Enterprise”) as a reporting person), with respect to shares of the Class A Subordinate Voting Stock, par value $0.01 per share (the “MECA Shares”), of Magna Entertainment Corp., a Delaware company (the “Company”), and is being filed to report the reinstatement of certain previously reported arrangements, described in Item 6 below, relating to the succession of control over the capital stock of MID held by 445327 Ontario Limited (“445327”). Because the Stronach Trust holds a controlling voting interest in MID, the Stronach Trust may also be deemed to have beneficial ownership of any securities beneficially owned by MID, including any MECA Shares beneficially owned by MID.
All information in this Amendment No. 6 relating to Frank Stronach, the Stronach Trust, 445327, Bergenie or Fair Enterprise has been furnished by these entities and MID disclaims any responsibility for the accuracy or completeness thereof.
Item 4. Purpose of the Transaction.
The purpose of the arrangements described in Item 6 below is to provide for the orderly succession of control over the capital stock of MID held by 445327 upon the death or disability of, or the occurrence of certain other events with respect to, Frank Stronach (any such event a “Transition Event”).
The reporting persons currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D with respect to MID.
Item 5. Interest in Securities of the Issuer
(a)	Frank Stronach is the beneficial owner of 1,000,000 MECA Shares that are subject to a currently outstanding and immediately exercisable option (the “Option”) that was issued to him by the Company on July 14, 2000 in partial consideration for his services as Chairman. The Option is held directly by Mr. Stronach.

Frank Stronach acts as one of three trustees of the Stronach Trust. The remaining trustees of the Stronach Trust are Elfriede Stronach and Andrew Stronach, who are immediate family members of Frank Stronach. Frank Stronach is entitled to appoint additional trustees and to remove trustees. Determinations by the Stronach Trust are made by a majority of the trustees, which majority must include Frank Stronach. The Stronach Trust owns more than 99.9% of the outstanding voting securities of 445327. 445327 holds (i) 363,414 Class B Shares of MID (“MID Class B Shares”), such shares representing approximately 66.3% of the total votes carried by the Class A Shares of MID and MID Class B Shares, and (ii) 726,829 Class B Shares of Magna International Inc. (“Magna”), such shares representing approximately 55.4% of the total votes carried by the Class A

CUSIP No. 559211 10 7	SCHEDULE 13D/A	Page 9 of 13 Pages
Shares of Magna and Magna Class B Shares. MID beneficially owns 62,828,384 MECA Shares (including 58,466,056 MECA Shares issuable upon conversion of Class B Shares of the Company (“MECB Shares”) held by MID). 865714 Ontario Inc. (“865714”), an entity that was incorporated to provide a continuing separate vehicle for the acquisition of capital stock of the Company and the sale thereof to members of Company management, holds 18,348 MECA Shares, with respect to which MECA Shares Magna exercises dispositive power pursuant to a unanimous shareholder agreement.

Mr. Stronach acts as one of the three trustees of the Magna Group of Companies Retirement Savings Plans (the “US RSP”) of the Company, which holds 206,557 MECA Shares.

Bergenie owns all of the outstanding shares of capital stock of Fair Enterprise. Bergenie and Fair Enterprise may each be deemed to beneficially own the 3,682,515 MECA Shares held by Fair Enterprise.

Frank Stronach and Bergenie may be deemed to constitute a group with respect to the acquisition, holding, voting and disposition of MECA Shares beneficially owned by Fair Enterprise. The filing of this statement shall not be construed as an admission of the existence of such a group.

Assuming the beneficial ownership of all MECA Shares of which Mr. Stronach may be deemed to have beneficial ownership, (i) Frank Stronach is the beneficial owner of 67,735,804 MECA Shares (including the MECA Shares issuable upon conversion of the MECB Shares beneficially owned by MID and upon exercise of the Option), representing 62.4% of the MECA Shares (determined in accordance with Rule 13d-3), (ii) each of Fair Enterprise and Bergenie is the beneficial owner of 3,682,515 MECA Shares, representing 7.5% of the MECA Shares (determined in accordance with Rule 13d-3) (iii) each of the Stronach Trust and 445327 is the beneficial owner of 62,828,384 MECA Shares (including the MECA Shares issuable upon conversion of the MECB Shares beneficially owned by MID), representing 58.4% of the MECA Shares (determined in accordance with Rule 13d-3) and (iv) MID is the beneficial owner of 62,846,732 MECA Shares (including the MECA Shares issuable upon conversion of the MECB Shares beneficially owned by MID), representing 58.5% of the MECA Shares (determined in accordance with Rule 13d-3).

The filing of this amendment shall not be construed as an admission that Mr. Stronach beneficially owns any MECA Shares that are or may be deemed to be beneficially owned by the Stronach Trust, 445327, the Company, 865714, the US RSP, Bergenie or Fair Enterprise. Without limitation of the foregoing, Mr. Stronach disclaims beneficial ownership of such MECA Shares for purposes other than U.S. securities law purposes.

(b)	Frank Stronach and Bergenie may be deemed to share voting and dispositive power with respect to the MECA Shares held by Fair Enterprise. Frank Stronach, the Stronach Trust, 445327, Fair Enterprise and MID may be deemed to have sole voting and dispositive power with respect to all other MECA Shares that are or may be deemed to be beneficially owned by such reporting persons.

CUSIP No. 559211 10 7	SCHEDULE 13D/A	Page 10 of 13 Pages
(c)	During the sixty days preceding the filing of this statement, none of the reporting persons acquired or disposed of any securities of the Company.
(d)-(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On March 4, 2005, the Stronach Trust, as sole shareholder of 445327, adopted two representative designations with respect to 445327 under Section 102(2) of the Ontario Business Corporations Act (the “OBCA”). The first designation (the “First Original Designation”) appointed Frank Stronach as 445327’s authorized representative to exclusively represent 445327 at all meetings of the shareholders of MID and to vote all shares of capital stock of MID owned by 445327 solely in the manner directed by the Stronach Trust. The second designation (the “Second Original Designation” and, together with the First Original Designation, the “Original Designations”) appointed Belinda Stronach, effective upon the death or disability of the reporting person and upon the occurrence of certain other events, as 445327’s authorized representative with respect to shares of MID capital stock held by 445327. Belinda Stronach is an immediate family member of Mr. Stronach.
On or about September 15, 2005, Belinda Stronach resigned as the sole director and officer of 445327 and as a trustee of the Stronach Trust. On or about September 16, 2005, the following actions were taken: (i) Frank Stronach and Elfriede Stronach were elected as the directors of 445327, (ii) Elfriede Stronach was appointed as President and Secretary of 445327, (iii) the Stronach Trust and Belinda Stronach, constituting all of the shareholders of 445327, adopted a representative designation in replacement of the First Original Designation that appointed the reporting person as the voting representative of 445327, (iv) the Second Original Designation was revoked, (v) the existing Unanimous Shareholder Agreement of 4453427 was terminated, except for a provision permitting the Stronach Trust to purchase Belinda Stronach’s shares in 445327, and (vi) Belinda Stronach executed a power of attorney in favor of a third party with respect to such shares. The Stronach Trust, 445327 and Belinda Stronach then entered into a Amended and Restated Unanimous Shareholder Agreement. The purpose of these actions was to divest Belinda Stronach of interests relating to 445327 and its portfolio companies (including MID which controls the issuer), to the extent required by the Conflict of Interest and Post-Employment Code for Public Office Holders (2004) of the Government of Canada (the “Code”). Following these actions, the parties to the agreements and instruments described above entered into and placed in escrow a second series of documents (the “Release Documents”) intended to permit the reinstatement of the Prior Designations and related arrangements at such time as Belinda Stronach would no longer be subject to the Code.
Effective December 23, 2005, the capital of 445327 was reorganized. In connection with this reorganization, all of voting common shares of 445327 held by the Stronach Trust were converted into a new class of voting securities, and a new shareholder, 445327 Trust, subscribed for and was issued common shares of 445327 representing less than 0.1% of the total voting securities of 445327. Elfriede Stronach is the sole trustee of 445327 Trust. Following this reorganization, the Stronach Trust continued to control all decisions by 445327 regarding the voting and disposition of the Class B Shares held by 445327.

CUSIP No. 559211 10 7	SCHEDULE 13D/A	Page 11 of 11 Pages
On or about February 2, 2006, Belinda Stronach ceased to be subject to the Code, except for the application of its post-employment provisions. On or about November 29, 2006, the aforementioned escrow was cancelled without the release of the Release Documents and the following actions were taken in lieu of such release: (i) Frank Stronach and Elfriede Stronach resigned as directors of 445327 and were replaced by Belinda Stronach, who was appointed the sole director of 445327, (ii) Elfriede Stronach resigned as President and Secretary of 445327 and was replaced by Belinda Stronach, who was appointed President and Secretary; (iii) Elfriede Stronach was appointed the Treasurer of 445327; and (iv) the Stronach Trust, the 445327 Trust, and Belinda Stronach, constituting all of the shareholders of 445327, reinstated the Original Designations. The Stronach Trust, the 445327 Trust, 445327 and Belinda Stronach then entered into a revised Amended and Restated Unanimous Shareholder Agreement (the “New USA”).
The combined effect of the reinstatement of the Original Designations and the adoption of the New USA is to provide for (i) the voting of MID capital stock held by 445327 in the manner directed by the Stronach Trust prior to the occurrence of a Transition Event, (ii) the voting of MID capital stock held by 445327 in Belinda Stronach’s discretion following the occurrence of a Transition Event, (iii) the revocation of either or both Original Designations and the termination of the New USA at the Stronach Trust’s discretion prior to the occurrence of a Transition Event and (iv) the revocation of the Second Original Designation and the termination of the New USA only with Belinda Stronach’s agreement following the occurrence of a Transition Event.
The foregoing arrangements are not expected to result in any change in the manner in which capital stock of MID held by 445327 is voted prior to the occurrence of a Transition Event. The purpose of the foregoing arrangements is to provide for succession of control over the capital stock of MID held by 445327 upon the occurrence of a Transition Event, and prior to the occurrence of a Transition Event such arrangements are revocable by the Stronach Trust.
The description herein of the Original Designations and the New USA and the matters contemplated thereby is qualified in its entirety by reference to the Original Designations and the USA.
Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	Resolutions of the Shareholders of 445327(First Original Designation)

Exhibit C	Resolutions of the Shareholders of 445327(Second Original Designation)

Exhibit D	Amended and Restated Unanimous Shareholder Agreement dated as of November 30, 2006 among 445327, the trustees of Stronach Trust, the trustees of 445327 Trust, and Belinda Stronach.

CUSIP No. 559211 10 7	SCHEDULE 13D/A	Page 12 of 13 Pages
SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.
Dated: November 30, 2006

/s/ FRANK STRONACH
Frank Stronach

STRONACH TRUST
By:	/s/ FRANK STRONACH
	Name:	Frank Stronach
	Title:	Trustee

445327 ONTARIO LIMITED
By:	/s/ BELINDA STRONACH
	Name:	Belinda Stronach
	Title:	President

BERGENIE ANSTALT
By:	Präsidial Management Anstalt Director of Bergenie Anstalt

By:	/s/ JÜRG KELLER
	Name:	Jürg Keller
	Title:	Director

By:	/s/ JOHANNES DÜR
	Name:	Johannes Dür
	Title:	Director

CUSIP No. 559211 10 7	SCHEDULE 13D/A	Page 13 of 13 Pages

FAIR ENTERPRISE LIMITED
By:	/s/ JENNIFER LECHEVALIER
	Name:	Jennifer Le Chevalier
	Title:	Director

By:	/s/ PAUL WEIR
	Name:	Paul Weir
	Title:	Director

MI DEVELOPMENTS INC.
By:	/s/ RICHARD CROFTS
	Name:	Richard Crofts
	Title:	Executive Vice President, General Counsel and Secretary